J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

March 11, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Filing Desk

RE:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of

JPMorgan Inflation Managed Bond ETF (the “Fund”)

File Nos. 333-191837 and 811-22903

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”) as they relate to the Fund:

Amendment Number	Date Filed	Submission Type	Accession Number
312	3/1/2021	485BXT	0001193125-21-062585
308	1/29/2021	485BXT	0001193125-21-021728
305	12/16/2020	485BXT	0001193125-20-318635
301	12/1/2020	485BXT	0001193125-20-306401
294	10/30/2020	485BXT	0001193125-20-281813
290	10/2/2020	485BXT	0001193125-20-262312
281*	9/2/2020	485BXT	0001193125-20-237740
276*	7/28/2020	485BXT	0001193125-20-200462
272*	7/2/2020	485BXT	0001193125-20-186009
269*	6/4/2020	485BXT	0001193125-20-160210
261*	5/5/2020	485BXT	0001193125-20-133087
255*	4/3/2020	485BXT	0001193125-20-097182
252*	3/6/2020	485BXT	0001193125-20-064043
249*	2/5/2020	485BXT	0001193125-20-024970
245*	1/6/2020	485BXT	0001193125-20-001916
243*	12/6/2019	485BXT	0001193125-19-307841
240*	11/7/2019	485BXT	0001193125-19-286744
237	10/8/2019	485BXT	0001193125-19-264211
233*	8/28/2019	485BXT	0001193125-19-232198
232*	8/9/2019	485BXT	0001193125-19-217643
231*	7/10/2019	485BXT	0001193125-19-191851
227*	6/10/2019	485BXT	0001193125-19-168755
226*	5/10/2019	485BXT	0001193125-19-143959
225*	4/10/2019	485BXT	0001193125-19-102416
221*	3/12/2019	485BXT	0001193125-19-071491
213*	2/8/2019	485BXT	0001193125-19-031645
210*	1/10/2019	485BXT	0001193125-19-005848
207**	12/12/2018	485BXT	0001193125-18-347349
203**	11/9/2018	485BXT	0001193125-18-323246
197**	10/12/2018	485BXT	0001193125-18-298117
195***	7/31/2018	485APOS	0001193125-18-233130

*	Withdrawal of this Amendment is requested only with respect to the Fund. This Amendment also relates to JPMorgan Income Builder Blend ETF.
**	Withdrawal of this Amendment is requested only with respect to the Fund. This Amendment also relates to JPMorgan Core Plus Bond ETF and JPMorgan Income Builder Blend ETF.
***

Withdrawal of this Amendment is requested only with respect to the Fund. This Amendment also relates to JPMorgan Core Plus Bond ETF, JPMorgan Income Builder Blend ETF, JPMorgan Municipal ETF and JPMorgan Ultra-Short Municipal ETF.

The Amendments relate to the Fund, a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time. Certain Amendments also relate to one or more of JPMorgan Core Plus Bond ETF, JPMorgan Income Builder Blend ETF, JPMorgan Municipal ETF and JPMorgan Ultra-Short Municipal ETF. As noted above, withdrawal is not requested with respect to JPMorgan Core Plus Bond ETF, JPMorgan Income Builder Blend ETF, JPMorgan Municipal ETF or JPMorgan Ultra-Short Municipal ETF.

Please contact the undersigned at 212-270-6803 if you have any questions.

Very truly yours,

/s/ Zachary Vonnegut-Gabovitch
Zachary Vonnegut-Gabovitch
Assistant Secretary